					Exhibit 12-50

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
(Millions of Dollars)	June 30, 2014	2013	2012	2011	2010	2009
Earnings:
Pretax earnings	$415	$734	$761	$702	$707	$604
Fixed charges	133	281	286	310	328	348
Net earnings	$548	$1,015	$1,047	$1,012	$1,035	$952

Fixed Charges:
Interest expense	$122	$264	$269	$287	$310	$325
Adjustments	11	17	17	23	18	23
Fixed charges	$133	$281	$286	$310	$328	$348

Ratio of earnings to fixed charges	4.12	3.61	3.66	3.26	3.16	2.74